UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 20-K    [_] Form 10-Q  [_] Form N-SAR

     For Period Ended: December 31, 2003
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-K
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Empiric Energy, Inc.
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Full name of registrant


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Former name if applicable

14675 Midway Road, Suite 207
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Address of principal executive office (Street and number)

Addison, TX 75001
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City, state and zip code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company on advice from its accountants and lawyers has been advised to obtain this extension of time to file its Form 10-KSB for the year ended December 31, 2003 in order to complete the audit. The Company expects to be able to complete its filing during the late filing period provided by this Form.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    James J. Ling                    (972)         387-4100
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Empiric Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 26, 2004              By /s/ James J. Ling
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                                   James J. Ling, CEO

Exhibit A

                     LETTERHEAD OF TURNER, STONE & COMPANY








March 25, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Re:      Empiric Energy

Dear Sir or Madam,


As auditors for Empiric Energy, Inc. ("EEI") this correspondence is intended to confirm the statement contained in Part III of the Form relating to the reasons for EEI's filing of Form 12B-25. As successor auditors, we have advised EEI to obain an extension of time to file its Form 10-KSB in order to perform the audit. We believe the additional time is needed to properly complete our audit, including the additional effors relating to first year audit issues, so that EEI can file the subject Form 10-KSB during the late filing period provided by the Form 12B-25.




Sincerely,


/s/ Turner, Stone & Company, L.L.P.

Turner, Stone & Company, L.L.P.